Exhibit 99.1

NEWS RELEASE

OTC-BB: CPPXF

CONTINENTAL BUYS FIRST STAKE IN A GEOTHERMAL ENERGY PROJECT

JAKARTA, Indonesia – May 9, 2012 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company” or “Continental”) an emerging international energy company operating in Southeast Asia, today announced that it has purchased a 10% stake in Tawau Green Energy Sdn. Bhd. (“TGE”), a privately held company based in Kota Kinabalu, Sabah, Malaysia.

TGE is a geothermal energy developer. On November 29, 2011, TGE entered into a Renewable Energy Power Purchase Agreement (the "PPA") with Sabah Electricity Sdn. Bhd. ("SESB") to supply a capacity of 30 megawatts of electrical power to SESB's East Coast Sabah power grid. SESB is a utility owned 80% by Tenaga Nasional Berhad, the federally owned electrical generation authority and utility of Malaysia and 20% by the State Government of Sabah. TGE is developing a volcano related geothermal resource known as "Apas Kiri" which is located in southern Sabah near the city of Tawau approximately 100 miles north of Continental's Bengara-II oil and gas PSC in Indonesia.

TGE will build, own and operate the geothermal power plant and expects to construct it at an estimated total cost of 400 Million Malaysian Ringgit ("MYR") (approximately US$ 133 Million). TGE plans to commission the plant by the end of 2014 and when completed, it will be Malaysia's first power plant fired by a geothermal resource.

The PPA provides for a fixed purchase price by SESB of MYR 0.21 per kilowatt hour (approximately US$ 0.07) and a guaranteed off-take of all power the geothermal plant can produce for a fixed term of 21 years from first commercial operation. Over the 21 year life of the PPA, TGE expects to generate about US$ 328 Million in revenues at the PPA price. Additionally, TGE has applied for a Feed-In Tariff incentive from the Malaysian Government which if and when approved, would increase the overall revenue projection.

Further, TGE's Tawau geothermal power project has been registered and validated with the United Nations Framework Convention on Climate Change under its Clean Development Mechanism program and is enabled to earn certified emission reduction ("CER") credits during its first ten years of operations. Each CER may be sold and traded on carbon credit exchanges such as BlueNext at a quoted market price (current spot CER price is €3.55 each). When operating at its rated capacity of 30 megawatts, the power plant is expected to reduce CO2 emissions by 282,400 metric tonnes per year and earn the same number of CERs (1 CER = 1 tonne CO2 reduction). Under its agreement with a third party carbon credit solutions provider, TGE will be entitled to 75% of the CER revenue or about €750,000 per year at current CER spot prices.

Continental is purchasing its 10% stake in TGE from an existing TGE shareholder (the "Seller"). Pursuant to a share sale and purchase agreement, Continental will make a combination of cash payments on behalf of or directly to TGE in the form of shareholder loans repayable by TGE to the Seller. The payments will include set amounts per month plus other cash payments from time to time over a 12 month period to a cumulative and maximum amount of 6 Million Malaysian Ringgit (approximately US$ 2 Million). Continental's payments are to be administered jointly by Continental and the Seller and utilized solely to provide financing for pre-agreed, front-end geothermal resource development costs incurred by, or on behalf of, TGE. In addition, the share sale and purchase agreement provides Continental with the right to appoint one person to TGE’s Board of Directors and the right to designate TGE’s Geotechnical Director. Continental’s Chief Executive Officer, Richard L. McAdoo has accepted the role of Director and he will also act as TGE’s Geotechnical Director for geosciences and geothermal resource exploration, development and exploitation.

Richard McAdoo stated, “This acquisition of a 10% stake in TGE is a milestone event for Continental. It represents that all important, first big-step of our planned expansion into the renewable electrical power generation sector in a high growth region. The countries of Southeast Asia are all aggressively pursuing additional electrical power generation as the solid growth of their economies places unprecedented demand on current electrical generation capacity. As a result, clean, sustainable and renewable energy projects are generating major interest from regional financing sources and are attracting substantial investment incentives from the highest levels of government. The rapid and impressive track record of TGE in bringing the Apas Kiri geothermal project from concept to PPA is an excellent example of one of many attractive business opportunities available to innovative renewable and unconventional energy companies in Southeast Asia. We are extremely pleased to be joining TGE in this business venture and we are confident that our expertise in geological resource evaluation, risk management, and drilling will make a major contribution to TGE's success.”

Ramzi Raad, TGE’s Managing Director confirmed, “With our PPA in place and other supporting contracts and approvals either in place or in final stages of completion, we are now shifting our corporate focus to implementing development of the Apas Kiri geothermal resource. As a new shareholder, Continental is expected to play a major role in our future success. Continental brings a considerable amount of valuable geological and drilling technical expertise to the table in addition to its financial commitment. Continental's technical expertise and its long track record of oil and gas operating experience in nearby Indonesia is the perfect complement to TGE's proven expertise and experience in electrical power generation in Sabah.”

This press release is available on the Company’s online investor relations HUB for shareholder questions, comments and discussion. http://agoracom.com/ir/continentalenergy

On behalf of the Company,
Robert V. Rudman
Chief Financial Officer

Investor Relations
http://agoracom.com/ir/continentalenergy

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements

Statements in this news release that are not historical are forward looking statements. Forward-looking statements in this news release include: that TGE will build, own and operate a geothermal power plant near Tawau and expects to construct it at an estimated total cost of 400 Million MYR; that the plant will be commissioned by the end of 2014; that the PPA agreement will be complied with and generate about US$ 328 Million in revenues over the term of the PPA agreement; that TGE may get a Feed-In Tariff incentive; that the project will generate carbon credits that can be sold; that we can complete all payments required to earn our interest in the project; that we plan expansion into renewable electrical power generation in high growth regions; and that our expertise in geological resource evaluation, risk management, and drilling will make a major contribution to TGE's success.

Forward-looking statements are subject to risks, uncertainties and factors that include, but are not limited to the nature of major construction projects, which are subject to construction delays, cost overruns and uncertainties of whether a project will work as well as expected or generate revenues as expected; the nature of the carbon credit industry, including changing customer demand, changing regulatory requirements, an immature and unpredictable market for CERs, different regulations across national borders; other risk factors include customer acceptance of our services and products; the impact of competitive services, energy alternatives and pricing; dependence on existing management;, that technology may not work as expected; and general economic conditions. In regards to our company, the following are also risk factors: we may not be able to complete our non-financial contractual obligations; we may not be able to finance our contractual obligations to acquire our interest in the project; we may not be able to finance operations and growth; we may not be able to attract and retain employees and consultants; we face competition from cheaper or more accepted competitors or energy sources; it is not yet assured that TGE and our technology can perform under commercial conditions or that TGE or we can keep control on costs. Substantial revenues, including sales of electricity, heat and CERs does not necessarily mean that our company will be profitable. In addition our company faces political risks in the regions where we operate. Readers should also refer to the risk disclosures outlined in disclosure documents filed by other early stage energy and environmental companies with the Securities and Exchange Commission available at www.sec.gov.

The Company assumes no obligation to update the information in this release.